

"Excellence Is Our Standard"

Business Plan for Bullfinch Brewpub

Bullfinch Brewpub LLC is seeking a loan of $450,000 from Pathfinder Bank. This amount will give Bullfinch Brewpub the funding needed to purchase the equipment to get started on making world class beer for the citizens of Syracuse and the surrounding townships.

Executive Summary-

Bullfinch Brewpub will be operated by Brew Master David Collins. His expertise stems from the Brewmaster and Brewery Operations Management program at Niagara College, Canada, and has been refined by his experience. First, while going to Brewmaster school he brewed and bartended at Buffalo Brewpub. Immediately after school he was hired to build and operate the Gordon Biersch Brewery in Syracuse, NY by himself. After two years of GB Dave's brewing skill was noticed by the owner of Resurgence who hired Dave to build and operate Resurgence Brewery in Buffalo, NY from startup to present day. During his time at Gordon Biersch the Syracuse branch had the best sales out of all 43 GB brewpubs worldwide. At Resurgence he doubled the barrelage yearly, managed a team of brewers, and positioned the company to be able to build an $8 Million dollar expansion in less than 4 years of operation.

Bullfinch will specialize in producing unique and creative beers of all styles. The size of the brewery will allow us to constantly produce interesting beers that appeal to a wide range of tastes. We will be changing our beers on a regular basis. With a 10 barrel brewhouse we will be able to have at least one new beer on tap every single week. This diversity appeals to the beer community that is always searching out new beers, styles and tastes. Also, with a 10 barrel system it is assured that all the beer will be fresh, and rotate in a timely fashion; which is another selling point that beer lovers appreciate.

Dave Collins has the creativity and skill set to create incredibly unique beers of all styles. Also, his friendly demeanor and positive outlook means he is very good at forging friendships especially with other brewers. He knows most of the brewers in town and plans to bring the spirit of collaboration to Syracuse that he used to his advantage in Buffalo.

Bullfinch Brewpub will be in the new COR Development project called Iron Pier at the Inner Harbor. The project is massive and will be a huge draw for the people of Syracuse. The bottom floor of the new buildings will be shops of all sorts and a huge gym. They are also putting in a Brewery Museum that they will put right next to Bullfinch with some shared space. The top three floors of these new buildings are Condos and apartments. Most are already bought or leased without even being finished. This means we already have a captive audience of around 700 to 800 guests. They are also working on building a second building that will house the same amount of people. This will basically be a mini city in the city. With a 5,000 Sq. foot gym, grocery store, coffee roaster, and other great amenities. This also offers us a great parking lot so that we are easily accessible and much easier to get to than anything downtown with the limited parking and expensive lots downtown. There will be a parking garage on site and over 300

parking spots after the allocated spots for residents. This is a huge advantage since no one like battling the downtown traffic.

We will be right between the Bear Street exit (9) and the Geddes exit (10) off the 690. This is a great spot between the two exits. The 690 has 80,000 cars on it every day. We will also be directly by the Spencer Street and Court Street exits off of Route 81 which has 100,000 cars on it every day. Both numbers are given by NYS Department of Transportation. Bullfinch will be an easy brewery to get to. In the summer there will be concert series at the amphitheater and in the winter people flock to the mall to buy presents and the like for the holidays. This means that we will be busy in the summer and even busier in the winter since we are less than a mile from the mall.


Centro Route
destiny usa
Onondaga Creekwalk
Distance Population
1 mile 15,793
3 mile 132,757
5 mile 229,878
7 mile 298,995
15 min 380,396
81
99,062 aadt
25,291 aadt
3/4 MILE TO ONONDAGA LAKE
WASHINGTON SQUARE
FRANKLIN SQUARE
OFF-RAMPS
ON-RAMPS
83,553 aadt
690
69,529 aadt
+/- 1 MILE TO ARMORY SQUARE
Google Earth

With a footprint of 3,900 square feet we will have plenty of room for seating at the bar and at tables. I can reasonably expect at least thirty guests per hour of business on average. This factors in busy nights like Friday and Saturday, and slow afternoons like Tuesday, and Wednesday afternoons. We can reasonably expect moderate to good lunch crowd though with downtown being so close. We are a short drive from all the downtown businesses and banks. We will be open from 11:30am to Midnight every day. Most people don't go to breweries alone, so we can expect groups of two to six. Each group of two might get two beers each and a plate of wings and/or a sandwich. This means their check average at 6 dollars per pint and 12 dollars for a plate of wings would be 36$ dollars. If we assume 30 people per hour (only 360 guests per day), we can multiply this 36$ by 15 since we're guessing most people will be groups of two. This is 540$ an hour. With 12 hours of business per day this would be 6,480$ per day. We will make this amount seven days a week, so we can expect to make at least 181,440$ per month. If we have 40 people per hour this jumps to 241,920$ per month. I must assume we will land in the middle of these two figures every month. We know this because my track record of opening breweries has shown us monthly incomes between 150,000$ with a very limited menu at

Resurgence, and 450,000$ at the Destiny Mall with a full menu at Gordon Biersch. These figures are displayed later in the pages below. Bullfinch will have a great menu bringing Buffalo food to Syracuse.

For 70 years the population of Syracuse was declining, but as of the last decade Central New York grew by 1.4% hitting an all-time high of 742,000 in the 4-county Syracuse area. Syracuse's downtown area has recently been booming as well with a 47% population increase over the last 10 years and 21% increase in the last 3 years alone. (Taken from http://worldpopulationreview.com/us-cities/syracuse-population/). A lot of these people are college graduates and business professionals. We will be very popular with this crowd since craft beer draws people that have graduated from college or trade school from the ages of 25-55. We are in a perfect spot to pull this group being so close to the city center.

Over 50% of Syracuse citizens have a college education or more. The average income for a Syracusan with a bachelor's degree is over $40,000, and with a graduate degree the average income is over $51,000. Syracuse is gaining favor among millennials as well. According to Forbes it is the 4th best place in the United States to live because of its low crime rate, great education, and low cost of living. With a low cost of living there is plenty of room in the budget for beer.

About Bullfinch-

Bullfinch Brewing Co. will be family owned and operated, and locally run. We will produce all natural craft beer of the highest quality. We will source local ingredients as often as possible to help support our local community and fellow small business owners. Our approach will appeal to various types of beer consumers from the casual drinker to beer enthusiasts that truly care about an authentic, flavorful, high quality product that is meant to be enjoyed and savored.

The name Bullfinch comes from Thomas Bulfinch. He wrote a comprehensive book outlining and explaining every type of Mythical Creature or God in human history including Greek, Roman, Egyptian, Celtic, and Norse mythos. This opens us up to many universes full of great beer names that fit into our theme.

While we plan to maintain a warm and inviting atmosphere that appeals to everyone, we will also be focusing on the next generation of beer drinkers. Studies are showing that Gen X and Millennials are not the type of crowd that just sits down at a bar for extended periods of time without something to entertain them. With this in mind we plan to feature board game nights and have a specific evening, most likely Sunday noon to midnight, where people can rent out a table and play Dungeons and Dragons which is a table top role playing game that is seeing a revival in popularity.

The rise of stores like Think Geek, Box Lunch, Game Stop, and FYE show that gaming and fantasy centric items sell well with the 18-35 year old crowds. Anything from shirts, memorabilia, backpacks, even video game themed dog beds.

There are more and more bars turning to board game nights and video game competitions to get people in the door. In Chicago there are 30+ bars featuring different board game and table top gaming meet up nights. This is the same in many other cities including Seattle, New York City, Vancouver, and Austin. This is a market that is a completely fresh and untapped here in Syracuse. While our number one priority is to focus on making top quality, world class beer first, our secondary motivation will be about drawing in a consistent community of people with the mutual interest of beer and games. This will allow for a unique, fun, well-crafted experience that they can feel as soon as they walk in the door.

Business Opportunity-

There is a large market for people seeking specialty beers. At Resurgence, Dave has made over 200 different beers of all styles, colors, flavors, and alcohol percentages. He has created recipes for hundreds of different, unique craft beers that appeal to a wide crowd, and can be savored by educated beer lovers. That is Dave's specialty, and he prides himself on the quality and expertise of his work. One example is the kettle soured Moscow Mule aged on fresh mint, lime and ginger. The sours are favorites among beer lovers, and Moscow Mules are a popular drink amongst everyone else. This refreshing beverage is perfect for summer and you don't have to be a craft beer lover to appreciate it. Making a beer that fits both niches is a way to appeal to everyone and get more people excited and in the door.

Along with having interesting beer. We aim to do food really well too. We will bring Buffalo to Syracuse. This will be unique to Bullfinch. In the Syracuse area no one is doing Buffalo style beef on weck, and no place has gotten wings right like the places in Buffalo. Beef on Weck is a great roast beef sandwich on a Kimmelweck bun. Weck is salty, which is great for making people thirsty.

Operations-

We have many options for food service purveyors and will likely use a mix of a few to find the best ingredients while still being cost conscious. Food Service Direct sells top round roast beef for 2.89$ per pound. Beef on Weck sandwiches use 8oz portion sizes so this means it costs 1.44$ per sandwich and we can sell these for 10$. With the bun, optional cheese and fries the cost comes up to 2$ per sandwich. If we sell 5 of these per hour it is a profit of 40$ per hour. This is 480$ a day.

At Lorenzo's food market in Syracuse we can buy a case of wings for 169.60$ This is 40 pounds. According to the USDA there are 5 wings per pound which means there are 200 wings per 40-pound box. We can sell 10 wings at a price of 12 dollars. With 20 servings per box we can make 240$ per box. This is 70$ per box profit. If we sell 5 orders per hour we will make 17.60$ and 211.2$ a day on wings.

At Sunshine Food Market beef for burgers is 2.79$ per pound. Burgers also have 8oz serving sizes so this is 1.40$ per sandwich. After bun, lettuce, cheese, and a side of fries the cost of this plate is 2.30$. We can also sell these for 10$ a plate minimum. If we sell 5 burgers an hour we can also make 38.5$ an hour and 462$ a day.

All in all, assuming these modest figures for food output, it shows us that we can expect to gross 8,072.40$ a week in food. This is 34,980.40$ per month and 419,764.80$ per year before beer sales. Our total food sales without factoring in cost would be 160$ an hour, 1,920$ a day, 13,440$ a week, 58,240$ a month, and 698,880$ per year.

The brewery part of the pub will be perfectly positioned to keep fresh beer always flowing with a 10 Barrel batch size with five 20 Barrel fermenters, and ten 10 barrel serving tanks. Brewing will take place Monday through Friday mornings. Our fermenters will never be empty. The brews will start at 8am and can take up to 6 hours depending on run-off times. The bar will open at 11:30am and must close by 2am in Syracuse, although we plan to close at midnight unless we are busy. On the weekends we will open at 11am for brunch. Selling everything on site yields the highest profit margin for our beers.

Wings are great because they are cheap to make and we can do all sorts of flavors from BBQ, mild to hot, garlic and honey, sheffeild (a uniquely spiced and breaded wing type). This makes us different and word of mouth spreads quickly in Syracuse especially when people find something new and different to try. Sunday brunch is very popular in Syracuse and we plan to have Coffee flavored beers and Beermosas available for weekend brunches as well.

With 10 serving tanks at the ready all the time, we can serve up to 10 house beers on tap, but with our constantly rotating draft list we need to make sure everyone is accounted for. For this reason, we can have beer from other local breweries on tap. Some local breweries produce light lager style beers that we can offer the less adventurous beer drinkers who are not yet craft beer lovers.

Our staff will set us apart as well. We will hire people that are passionate about the product. We will also make sure that everyone is at least a level one beer Cicerone so that they can communicate eloquently about our products and the differences between the beers.

The custom brews will be brewed as needed. During the summer this may be very often. A quick cost analysis for the most expensive style of beer to make follows:

Example 1: For an IPA style of beer we will need to use:
- Barley: 825 pounds of grain at .73 cents a pound. Cost - 602.25$.
- Hops: 25 pounds at an average of 15 dollars a pound. Cost - 375.00$.
- Yeast: 92.00$ per pitch (price comes down the more we re-pitch)
- Overall the cost is 1069.25. The yield average is 8.5 barrels from 10.
- This is 263.5 gallons.
- That equals 2,108 pints.
- The IPA style is usually 7.00$ per pint.
- That is 14,756.00$ revenue.
- After raw material cost the profit is 13,686.75$

<u>Example 2: For a Kettle Sour Berliner Weiss we will need to use</u>:

- Barley: 440 pounds of grain at .73 cents a pound. Cost – 321.20
- Hops: 1 pound. Cost – 15.00$
- Yeast: Cost – 45.00$
- Overall Cost – 381.20. Average yield is 9 barrels of 10
- 279 Gallons
- 2232 pints
- This style averages at 5.00$ per pint
- That is 11,160.00$ in revenue
- After raw material cost profit is 10,778.80$

These two styles are extremes on either end, high cost to low cost. From this we can infer that our average profit margin from the beers produced will be 12,232.78$. We can reasonably assume that we will move through at least 5 barrels of beer per week. At that pace the net revenue is 318,052.15$ per year from beer alone. This would be an average of 6,116.39$ per week. I can confidently say that we will average more than 10 barrels a week, for reference, at Gordon Biersch we sold an average of 27 barrels of beer a week, and at Resurgence for four years the average is 22 barrels of beer a week out of a tap room with a very limited food menu. So even at 10 barrels a week we would make 636,104.30$ a year, and this is 12,232.78$ a week in beer.

Here is an example of a malt invoice from Brewer Supply Group:



:/Just%20Beer/GB%20Stuff/Invoices/BSGmalt052214.pdf

BSG Select Ingredients

Chicago, IL 60694-4769
Phone: (800) 374-2739
Fax: (952) 224-1390

Invoice:
IS50000170399

Billing Address:
Resurgence Brewing Co
Dave Collins
1250 Niagara St
Buffalo, NY 14213

Shipping Address:
Resurgence Brewing Company
Dave Collins
1250 Niagara St
Buffalo, NY 14213

Invoice:		Payment Terms:	Due Date:	Customer	Ship Date:	Estimated Deliver Date:
IS50000170399		Credit Card	05/23/2014	508555	5/22/2014	5/23/2014
PO No:	Invoice Date:	Customer Reference:	Sales Order no:	Shipment no.:	Carrier:	Carrier Pro #:
Dave	5/23/2014	Dave	PS5000166565	SHS505190765	R & L Carriers, Inc.	07403899-5

Product	Quantity	Gross Price	Milling	Net Price	Total Price
Crisp Pale Ale 25kg	1,100 LB	0.7100		0.7100	781.00
Gambrinus Honey Malt 25 Kg	110 LB	0.8400		0.8400	92.40
Weyermann® Pale Wheat 25 Kg	220 LB	0.7300		0.7300	160.60
Weyermann® Pilsner 25 Kg	770 LB	0.7000		0.7000	539.00
Calcium Carbonate 5 Lb	2 EA	6.0000		6.0000	12.00
Bel Candi Syrup Clear-25kg can	1 EA	125.0000		125.0000	125.00
Pallet	1 EA	7.0000		7.0000	7.00

Total Weight	2,330.00 LBS
Sub Total	$ 1,717.00
Shipping & Handling	$98.00
Tax Rate %	0.00 %
Total USD	$ 1,815.00

Here is an example from Gordon Biersch when I was their Master Brewer:

P10	Total Sales	Beer Sales	% of Sales	Bottled Beer Sales	Bottled Beer %	Barrels Consumed	Revenue per Barrel	Yeild%	Spillage
Week 1	$ 146,254	$ 28,204	19.28%	$2,401	1.64%	27.50	$ 1,026	100.00%	
Week 2	$ 121,769	$ 25,872	21.25%	$1,669	1.37%	28.20	$ 917	100.00%	
Week 3	$ 130,152	$ 27,284	20.96%	$2,312	1.78%	28.16	$ 969	100.00%	
Week 4	$ 127,633	$ 25,874	20.27%	$1,853	1.45%	27.16	$ 953	90.10%	9.90%
Week 5									
Totals	**$ 525,808**	**$ 107,234**	**20.39%**	**$8,235**	**1.57%**	**111.02**	**$ 966**	**97.53%**	**2.48%**

- As a note, P10 is October, 2013. We had opened Gordon Biersch in November of 2012.

Here is an example from Resurgence:

P1	Total Sales	Beer Sales	% of Sales	Bottled Beer Sales	Bottled Beer %	Barrels Consumed	Revenue per Barrel	Yeild%	Spillage
Week 1	$ 37,599	$ 30,696	81.64%	$2,080	5.53%	26.00	$1,181	99.00%	1.00%
Week 2	$ 36,400	$ 26,293	72.23%	$1,680	4.62%	25.50	$1,031	99.00%	1.00%
Week 3	$ 38,683	$ 28,540	73.78%	$2,100	5.43%	25.65	$1,113	99.00%	1.00%
Week 4	$ 39,248	$ 33,125	84.40%	$2,104	5.36%	27.80	$1,192	99.00%	1.00%
Week 5									
Totals	$151,929	$ 118,654	78.10%	$7,964	5.24%	104.95	$1,131	99.00%	1.00%

- This is January 2015, the slowest time of year for tap room sales. Resurgence opened in June 2014.

Estimating these rough sales on the low end of perspective sales we can already see a positive cash flow. At this very conservative estimate of 5 barrels of beer a week and 15 food items an hour per hour of business our year one sales estimate is 737,816.95$ in gross profit after raw material costs. More likely we will sell at least 10 barrels of beer a week so if we assume that and the food sales stay the same we can figure the first-year profit to be closer to 1,055,869.10$.

Our total sales figure would be 1,372,692.00$ after cost of goods with food and beer the gross profit would be 1,055,866.00$.

We will need 4 bartenders at 7.50$ an hour, 2 food runners/barbacks at 7.50 an hour, 3 cooks at 11$ an hour. My bar manager will start at 40,000$. This means my wages are 31,729$ per month, and 380,744$ per year.

Marketing Strategy-

- First we will have a Facebook page for the brewpub. This page will tell our followers about any new brews on tap and allow people to give us feedback on the beer. This interaction with our guests will create a more personalized experience.
- COR will add us to their marketing strategy for the Inner Harbor project. They will be using our name as part of their reason for visiting the development. They own many other residential buildings and hotels and our logo; list of services and beers will be in pamphlets and on their hotel's channels across Syracuse.
- We will have parties and specials for holidays and on special occasions (May the 4th be with you.) This will draw people in and get them talking about us the next day.

- We will embrace the homebrew community. We can have homebrew competitions at the bar. The winning recipe will be brewed as a "one off" and put on tap.
- Our twitter accounts will also be actively running telling people when we are brewing, and what we are doing. We will constantly be connected to our patrons.
- We will team up with party planners and wedding planners for our custom brews. Also, the custom brews will have our address, name, and number on the back label. This is free advertising aimed at the other guests at the event.
- We will be on You-Tube talking about different beers that we have made and their flavor profiles.
- Syracuse University and LeMoyne are nearby. The students there are well educated and enjoy craft brews.
- The beer industry has "fads" that people go through. The IPA style is big right now, but there has been a lot of talk about Belgian style beers, cask conditioned beers, and Russian Imperial Stouts are always favored with craft brew lovers. With our ear to the ground we will be able to keep ahead of this curve and always make the types of beers that people want.
- Also, part of our brewpub will be a "Brewseum". The first of it's kind anywhere in the United States. Here is an email from Gregg Tripoli the head of the committee for the Onondaga Historical Society:

"Hi guys,
I forgot to mention something else that I wanted you to consider. We will be promoting Bullfinch and the museum simultaneously. Having events, writing, talking, radio, social media, tv, print (Post-Std., NewTimes, CNY Business Journal, CNY-the Good Life magazine, our magazine, and other magazines) with potential national exposure. There is already considerable buzz about the Brewseum We have a really large platform and podium and we will use every bit of it, continuously, for as long as we're there. It's a good investment that keeps paying off.
We're going to bring as much as we can to the table to build out and decorate that space like a great museum, with amazing stuff, but we are a small non-profit and need help to do it. OHA is a worthy community service organization and a new museum and cultural amenity are worthy causes and we already have $50,000 with 2 grant applications pending totaling another $50,000. It's important that we view the Brewseum considering its educational, art and cultural, and community service/tourism contribution. We realize that it is not a direct revenue producing component of your facility, but it is also not a revenue producing component for us. Our mutual interest and investment is to provide this amenity for the community and, hopefully, to increase revenue, collaterally, though increased attendance (events, tours, shoppers, customers, for everyone in the immediate area and, for us; new members, donors, engaging people in our history), additional sales (for us, of Congress Beer and Beer related merchandise, and future consumable and non-consumable products we develop). We can also quantify some of those potential benefits with industry standard statistics and proformas that will help satisfy bankers. By the way, heritage tourists are older, more educated, more financially stable, stay longer, and spend more time and money than typical tourists. And we drew 700 people to the Hotel Syracuse for the launch of Congress Beer, which continues to sell briskly there. And Willow Rock Brewery is selling $10,000 of Congress Beer and merch. every month. Ask just those two organizations if we can bring the bacon when it comes to beer. I'm telling you, Gambrinus alone will draw

thousands of people with more selfie photo ops than can fill an instagram account. The PR it, and the Brewseum, will draw can't be bought but, if it could, it would cost tens of thousands of dollars. And we can put that in your financial proforma paperwork."
- *Gregg Tripoli*

Opportunity

There is an overwhelming opportunity as beer lovers are willing to pay a bit more for beer that is a finer quality and taste than the cheaper beers produced by the major breweries that dominate the beer market. It is essential to note the failure rate for microbreweries is 1 in 4, compared to small business startups, which is 1 in 2.

For the first three years all beer will be made for onsite sale only. We will keep a close eye on how fast all our beers sell with our tank status reports. From this we can glean which beers would be successful in package. By year four we can find a warehouse to equip with a production brewery and roll out a solid line up of beers in kegs and cans.

We will have the ability to rent out our bar for the special event that we can create special beers for. Our services will establish connections throughout the community and build relationships that will create a loyal customer base. We will make special events even more special with our custom brews, and people will remember us for it.

We will also have a "Mug Club" at the bar. The customer can purchase their own 20oz mug instead of the standard 16oz and personalize it with their own nickname. The mugs are all numbered and kept in order on shelves in the back room behind the bar. People will keep coming back because they have their personalized mug at the bar.

We will use New York Craft Malt from Ted Hawley in Batavia as often as we can to showcase local flavor and support a local maltster and his business. We will also make use of local hops whenever possible.

Sales on premise at breweries is growing at a rapid rate. More and more people are going to breweries for the atmosphere and intrigue. In 2004 less than half a million barrels of beer were sold on site in a brewpub or tap room. That number went up to half a million in 2008 and stayed there until 2013. According to Draft Magazine online, that number is going up. In an Article entitled "Are Taprooms the Future of Craft Beer?" (published in 2018) They state this:

"According to the Brewer's Association, craft brewers sold an estimated 2.3 million barrels of beer out of their own taprooms and brewpubs last year. That number would mean own-premise sales accounted for about 9.4 percent of the total production volume and 9.5 percent of the domestic sales volume of the breweries the BA defines as "craft." It also indicates a 2-percent increase in own-premise sales from the previous year's data."

"Other young breweries seem to be taking a similar approach. Arizona Wilderness Brewing Co. co-founder Patrick Ware recently told Good Beer Hunting that he had no interest in stepping into the distributor-driven three-tier game; the brewery self-distributes to four bars in Arizona but otherwise sells all of its beer on draft in the brewpub and attached tasting room, or during weekend bottle and can sales. Beloved Massachusetts breweries Trillium and Tree House both sell nearly all the beer they produce out of their own locations."

They also say that "A growing number of brewers are deciding to skip distribution and focus on selling beer over their own bartops.". The numbers show that people are more interested in going to a brewery tap room or a brewpub over the traditional bar.

According to WebWire:

"As the number of local taprooms and brew pubs continues to grow, so does the number of legal-age drinkers bypassing their traditional neighborhood bars.

Total on-premise traffic fell 3.6 percent in 2017, according to data analyzed by MillerCoors. Even more troublesome: In five major U.S. cities (Denver, San Diego, Seattle, Phoenix and Detroit), between 79 percent and 82 percent of consumers did not visit a bar following a trip to a tasting room, the data show.

Taproom and brewpub customers are "shifting the on-premise norms, visiting earlier in the day and then opting out and going home," says Molly Ballash, the MillerCoors category development manager for on-premise. "Our bar partners are missing out on high-volume occasions like dinner and happy hour."

Indeed. The rising amount of consumer traffic flowing into breweries is siphoning volume away from traditional on-premise accounts, such as neighborhood bars, according to the data, which was collected and analyzed on behalf of MillerCoors. An estimated 9 percent of all bar traffic is now moving through brewery taprooms or brewpubs, according to the data. In cities such as Indianapolis, Minneapolis, Seattle and Portland, the percentage is greater than 20. In Denver and San Diego, the figure is as high as 35 percent.

Some 2.8 million barrels of beer were sold directly from the nation's 6,000-plus breweries in 2017, up from about 2.3 million barrels in 2016, according to a preliminary estimate from the Brewers Association's chief economist, Bart Watson. And that trend doesn't look to be slowing down, with roughly 55 percent of craft beer drinkers saying they are purchasing a little or a lot more of a brewery's products after making a visit, according to Brewers Association figures derived from Nielsen data
- https://www.webwire.com/ViewPressRel.asp?aId=218776

Advantage

Indeed, craft beer sales are steadily growing as imported beer sales slowly decline, and the number of small, independent brewers has grown from fewer than 400 less than a decade ago to over 6,000 today.

Growth of the craft brewing industry in 2009 was 7.2% by volume and 10.3% by dollars compared to growth in 2008 of 5.9% by volume and 10.1% by dollars.

Craft brewers sold an estimated 9,115,635 barrels of beer in 2009, up from 8,501,713 in 2008. The craft brewing sales share in 2009 was 4.3% by volume and 6.9% by dollars. Craft brewer retail dollar value in 2009 was an estimated $6.98 billion, up from $6.32 billion in 2008. 1,595 breweries operated for some or all of 2009, the highest total since before Prohibition. (http://www.brewersassociation.org/pages/business-tools/craft-brewing-statistics/facts)

Bullfinch Brewpub will not be concerned with the competitive and expensive world of packaging, shelf space, and bar sale negotiation. This will allow us to make beer for sale on site only with the highest margins for profit per pint. The profitability of one keg's worth of beer sold on site is between $300 to $500 dollars. That same keg can only be sold to a bar for a maximum of $170 dollars before they say it's overpriced. To buy an empty metal keg costs $180 dollars, and a brewery needs to have at least 4 kegs per account. Two at the bar, one at the distributor, and one being cleaned and refilled at the brewery. This means a keg fleet needs to be in the hundreds. Resurgence has over 800 kegs. At the price tag of $180 it costs over $144,000 up front for a brewery to supply bars in its local area.   On top of this, distributors take an average of 30% of the profit per keg. That leaves the brewery very little actual profit until it can make beer on a massive scale. We will only make beer for the brewpub and keep all profits in house. This cuts out packaging costs (cans, bottles, kegs), and cuts out the distributor.

Bullfinch will also be the only Brewpub/Brewseum in the world. This will make us a "Must see" in Syracuse. Not only will this draw a lot of people in Syracuse to try our innovative beers, but people will also get a chance to see our interactive Brewseum with all our artifacts about brewing history across the city. This will be a national draw and grab the attention of headlines across the country.

Our Advantage in Syracuse will come from our size and experience. Empire brewery has a 60-barrel production brewery, Middle Ages is a 20-barrel production brewery. Both are focused on package beer and stretching their product to stores and other bars. The focus is not on freshness and quality. Empire has teamed up with a Chinese Tea company and exports a lot of it's product overseas. Bullfinch does not consider these to really be on par with the product that we will produce.

All the other breweries in Syracuse that are locally owned, and run are 2-barrel or less. These Nano breweries are all run by home-brewers turned pro. Dave Collins has been a professional brewer for 8 years. He has made the breweries he works for successful and has positioned Resurgence to be able to build an eight-million-dollar expansion in just four years based on his passion, recipes, leadership, and skill.

With only 10 breweries operating in Syracuse and only a few more in the greater region we see that there is plenty of room for more. Syracuse is behind the trend when looking at Rochester or Buffalo. In Rochester there are 22 breweries for 208,046 people. In the western New York area, there are 39 breweries currently operating for 258,612 people. Most of the Buffalo breweries are expanding. Among the expanding breweries are Resurgence (which Dave Collins set up and ran for 4 years), Big Ditch, Thin Man, Woodcock Brewery, 42 North (which Dave is currently consulting for), Ellicottville Brewery, Rusty Nickel, Old First Ward, New York Beer Project (which is run by Dave's past intern whom is now the Brewmaster). All of these are larger than most of the breweries in the Syracuse area, all but one of these is 10-barrel batch size or more.

There is one brewery per 6,631 residents in Buffalo, one per 9,456 residents in Rochester, and only one per 14,339 in Syracuse. There is a lot of room to grow in Syracuse, and Dave is positioned perfectly to bring his beer to Syracuse.





America's Craft Beer Capitals

Number of microbreweries per 100,000 inhabitants and in total across US cities in 2016

	Microbreweries per 100,000 inhabitants	Total Microbreweries
Portland ME	25.5	17
Boulder CO	21.9	23
Asheville NC	21.6	19
Bend OR	14.3	12
Kalamazoo MI	13.2	10
Portland OR	11.0	68
Denver CO	8.7	58
Missoula MT	8.6	6
Seattle WA	8.1	54
Grand Rapids MI	7.2	14

@StatistaCharts   Source: Smartasset

Forbes statista

THESE STATES HAVE THE MOST BREWERIES PER RESIDENT

In just 20 years the number of breweries has risen from under 1,000 to 7,190 by the beginning of 2017. This map shows the number of breweries per 100.000 residents in the state.



Idaho
4.0

Wyoming
7.0

Vermont
11.7

Maine
7.7

Washington
5.8

Oregon
7.4

Colorado
7.0

Michigan
3.8

New Hampshire
5.6

New Mexico
4.1

U.S. Average
2.2

Homes.com

Source: America's Beer Distributors

2017

SMALL & INDEPENDENT
U.S. Craft Brewer
GROWTH IN THE BEER CATEGORY

2017 Craft Retail Dollar Value Growth

$26.0 BILLION

(8% growth over 2016)

Craft dollar share = 23.4%

2017 Craft Brewer Volume Growth

5% GROWTH

Total beer market down -1%

Total beer volume = 196,278,490
(down from 198,682,311)

2017 U.S. Operating Craft Breweries



6,266

Brewpub: 2,252
Micro: 3,812
Regional: 202

| 2013: 2,898 | 2014: 3,739 | 2015: 4,544 | 2016: 5,424 |

BrewersAssociation.org



CERTIFIED
INDE PEN DENT CRAFT
BREWERS ASSOCIATION



BREWERS ASSOCIATION



2010 Top 10 New Craft Beer Brands
Total U.S. Supermarkets

Email questions to: phq@brewersassociation.org

Dollar Sales

Brand		Dollar Sales
NEW BELGIUM RANGER IPA	33.1	$5,495,092
SAMUEL ADAMS LATITUDE 48 IPA	29.9	$1,006,992
WIDMER DEADLIFT IMPERIAL IPA	4.5	$370,867
FLYING DOG RAGING BITCH IPA	2.5	$303,986
SIERRA NEVADA 30 SERIES	2.5	$299,710
REDHOOK BIG BALLARD IMPERIAL IPA	3.8	$258,029
CAPITAL SUPPER CLUB LAGER	2.3	$254,090
BRIDGEPORT HOP CZAR IMPERIAL IPA	1.7	$245,463
SIERRA NEVADA CRYSTAL WHEAT ALE	0.1	$230,658
NINKASI VARIETY PACK	3.1	$198,673

Category Wtd Distribution

Previous Top New Craft Brands

Year	Brand	Dollar Sales
2009	Sierra Nevada Torpedo Extra IPA	$3,938,139
2008	Samuel Adams Irish Red	$1,623,497
2007	Alaskan IPA	$653,389
2006	Deschutes Inversion IPA	$1,353,956
2005	Full Sail Session Premium Lager	$837,821

Copyright © SymphonyIRI Group, 2010. Confidential and Proprietary.

SIG Data 52 Weeks Ending Jan 2, 2011

SymphonyIRI Group



Top 15 New Craft Beer Brands 2015 YTD
Total U.S. Supermarkets

➤ Total Craft New Product $ Sales are $15.6MM; Total Craft New Brand $ Sales are $13.8MM YTD 2015

Dollar Sales

Brand	Dollar Sales
SIERRA NEVADA HOP HUNTER IPA	$2,433,467
SIERRA NEVADA NOONER PILSNER	$1,974,558
NEW BELGIUM SLOW RIDE SESSN IPA	$1,708,561
SAMUEL ADAMS REBEL ROUSER DBL IPA	$1,106,144
SAMUEL ADAMS REBEL RIDER IPA	$886,961
ABITA STRAWBERRY HARVEST LAGER	$376,879
FULL SAIL SESSION IPA	$329,792
OMMEGANG GAME OF THRONS 3 EYD RAV	$325,091
OSKAR BLUES PINNER THROWBACK IPA	$251,628
DESCHUTES PINEDROPS IPA	$210,401
ROGUE SRIRACHA HOT STOUT	$182,501
KARBACH LOVE STREET KOLSCH	$174,863
NINKASI DAWN OF RD INDI RD ALE	$156,270
THIRSTY PLANT THRSTY GT AMBR ALE	$153,743
FOUNDERS BLSHNG MNK BLGN STY ALE	$150,894

Year	Brand	Dollar Sales
YTD	Sierra Nevada Hop Hunter IPA	$2,433,467
2014	Samuel Adams Rebel IPA	$21,116,309
2013	New Belgium Rampant Imperial IPA	$3,942,500
2012	Deschutes Chainbreaker White IPA	$2,601,975
2011	Kona Variety Pack	$2,115,495
2010	New Belgium Ranger IPA	$5,495,092
2009	Sierra Nevada Torpedo Extra IPA	$3,938,139
2008	Samuel Adams Irish Red	$1,623,497

Source: IRI InfoScan Total US FOOD YTD May 17, 2015

Copyright © 2015 Information Resources, Inc. (IRI). Confidential and Proprietary.

 IRI

- It is important to note that over the years the top beer styles continue to be IPA's. This shows us that this style is one that we should be making if we want to sell beer regularly.

Team-

- David Collins- Graduated from Brewmaster and Brewery Operations management school at Niagara College Canada. He ran a Gordon Biersch Brewpub for 2 years, and opened and operated Resurgence Brewing Co. for four years. He will be our Brewer but also bartend as needed. He has worked in bars in New York and at the Ritz Carlton in Florida for over 8 years total and has a great understanding of how they work, and how to create personal bonds with guests to keep them coming back from week to week.

- Tim Collins- Our graphic designer and bartender at the bar. He went to SUNY Cortland and received his BA in Graphic Design/Art. He will be doing all the labeling and designs for the special custom brews as well. He will also bartend and manage the pub as needed. He has bartending experience and also was a warehouse manager and store manager at Lee's Feeds and Needs animal supply store for 13 years.

- Sarah Collins- Wife of David Collins. Graduated from University at Buffalo with a Digital Media Study degree – She will be the Social Media Director and has extensive customer service and bar experience from bartending at Russell's Steakhouse. She will be operating the bar, managing, ordering, and bartending as needed until staffing is completed.

- Naeem Hall- Former co-worker of David Collins at Gordon Biersch. He will be our Head Chef. Naeem was with David at the startup of Gordon Biersch and was part of the team that set up the kitchen and rolled out the initial menu. He has 15 years of culinary experience.

- We will be hiring bartenders/servers/culinary staff as needed as business grows.

Company Overview

We are defining our establishment as a family run craft brewpub. Our goal is to bring quality beer to the American public as a whole. Initially, revenue will be centered on a local niche market, ultimately moving toward franchising across New York with this concept. The strategic goal of the firm is to bring wonderfully creative and new beers to our customers while immersing them in a warm, inviting, fun and friendly atmosphere.

The firm is setup as an LLC and named Bullfinch Brewpub. Operations will begin at by the Spring of 2019. The location desired is in the greater Syracuse area.

Mission Statement

Bullfinch Brewpub is committed to bringing our guests the beer they deserve, never sacrificing quality for profits. We seek to be the next symbol of American culture, to give back to the community, and most importantly, those working to provide the public with this vision. The culture of the company will be one of family and thoughtfulness. We will reach these goals by inspiring a culture of pride and satisfaction in our work place, creating top-quality products, and responding to the needs of our team members, community, and environment.

Slogan for Bullfinch:

"Excellence is our Standard"

Further financials:

10 Barrel Brewhouse is 66,035.00$. This includes:
- Mash/Lauter tun
- Kettle/Whirlpool
- Platform
- Valves
- Tubing
- Pumps
- Airless Grant
- Heat Exchanger and Control Panels

Mixer with Plow is 9,281.00$
20 Barrel Hot water tank is 10,988.00$
Serving pump is 2,732.00
Five 20 Barrel Fermenters at 10,725.00$ is 53,625.00$
Six 10 Barrel single wall serving tanks are 5,250.00$ each. For all six it's 31,500.00
Four 20 Barrel single wall serving tanks are 6,525.00$ each. For four it is 26,100. 00$
Brewer's Package (clamps, gaskets, extra valves) 2995.00$
Mobile Transfer pump is 3,675.00$
10 Horse Power Glycol Cooling System is 18,845.00$

The Total for everything to get started here is 235,291.00$. To get a company to begin building the equipment I must put down 50%. That upfront cost is 117,645$.

Our Lease with COR

We have a letter of intent from COR development that outlines our lease deal. Here it is in full:

LETTER OF INTENT

September 14, 2018

David Collins 19 Willink Avenue West Seneca, NY 14210

Re: Syracuse Inner Harbor – Van Rensselaer Mixed-Use Building

Dear David:

This non-binding letter of intent outlines the terms and conditions under which COR would consider leasing the premises at the above referenced property:

Landlord: COR Van Rensselaer Street Company, LLC

Tenant: Bullfinch Brewpub (LLC to be formed)

Premises: 3,710SF, with location on attached Exhibit A.

Use: The Premises shall be used for the operation of a brewpub and restaurant offering beers made in-house with food available by bar and table service, and the incidental sale of items related thereto, and for no other purpose whatsoever.

Guaranty: All Lease payment and performance obligations under the Lease shall be personally guaranteed by David Collins.

Initial Lease Term: Ten (10) years and six (6) months

Option Term: One (1) Five (5) year option, upon twelve (12) months' notice prior to the expiration of the then current term.

Fixed Rent: Initial Term Monthly Months 1 – 4 Rent free Months 5 – 8 $3,400.83 Month 9 – Year 5 $6,801.67   Years 6 – 10 $7,141.75

    Option Terms   Years 11 – 15 $7,497.29   Additional Rent: Tenant to pay its pro rata share of common area maintenance, insurance costs and real estate taxes for the Development, which are estimated to be $2.50 psf.

Utilities: Utilities shall be separately metered and are the Tenant's responsibility.

Rent Commencement: Rent shall commence upon the earlier of (i) sixty (60) days from delivery of Premises with Landlord's Work substantially complete, or (ii) opening for business. (Landlord's Work estimated to take approximately 6 months from lease signing).

Signage: Storefront signage shall be as approved by Landlord and subject to municipal and OEA requirements.

Landlord's Work: Landlord shall provide the Tenant with a Vanilla Shell, pursuant to Landlord's Standard Construction Exhibit (abridged version attached).

Lease Form: Landlord's standard lease form.

Brokerage: The parties hereto each warrant and represent to the other that no agent or broker has been involved in the consummation of the transaction contemplated herein other than COR CNY Brokerage Company, LLC, and each party agrees to indemnify and hold the other party harmless from the claim of any agent or broker claiming any commission or fee due through such parties. Brokerage fees will be paid by the Landlord in accordance with a separate agreement between the parties.

Contingencies: This proposal is contingent upon (i) Landlord's review and acceptance of Tenant's financial statement, and (ii) shall be subject and subordinate to the OEA and financing placed from time to time against the Development.   This letter is not a binding contract, a lease or an offer to lease and is intended solely to provide a basis for negotiation of a lease between the Landlord and Tenant.

If the terms and conditions of this Letter of Intent are acceptable, please sign and return one original of this letter to me at your earliest convenience, and we will prepare a lease for your review.

Very truly yours,   COR VAN RENSSELAER COMPANY, LLC AGREED AND ACCEPTED: BULLFINCH BREWPUB

Landlord's Standard Construction Exhibit (Abridged Version 2.6.2018)

Landlords Work:

-Overriding structure of the building (columns, beams, roof, etc.) -Install exterior sidewalks with curb cuts -6-1/2" reinforced slab with 6'w x 5'd utility trench in rear for utilities -Framing of all exterior walls, including storefront framing, window system and set of entry doors with hardware -Install rear service door and hardware -Ceiling finished per code at 15'0 above finished floor -Demise walls and toilet room walls finished ready for paint -(1) Interior door and hardware at each code required restroom -Blocking for all restroom accessories -Walls to support hot water heater -2'x4' suspended ceiling grid, standard fissure tile at 8'0 above finished floor for restroom(s) -All toilet facilities required by code with at least (1): -ADA compliant floor mounted tank-type toilet -ADA compliant wall hung sink -Floor drain per restroom -10-gallon electric hot water heater to service each restroom (installed on platform above mop sink at 8'0 above finished floor) -Electric water fountain -Mop sink -Water meter with remote card reader. -4" Sanitary sewer connection at the rear of the space -1" Cold water supply at the rear of the space, stubbed off common 2" water main -Heat pumps tied into Geothermal System with capacities per code, air conditioning not to exceed a maximum of (1) ton per 300 square feet of leased space. -HVAC supply air distribution complete with ductwork and diffusers, coordinated with final tenant layout -HVAC return air distribution with open-air plenum return -Exhaust air ductwork from toilet room(s) to outside with a maximum run of 25' -Standard programmable thermostat, temporarily mounted with final installation by Tenant -Restaurants to utilize designated chases for routing roof top equipment and exhaust -Sprinkler system based on standard grid spacing at 130 square feet per sprinkler head throughout the space, set at finish ceiling height of 14'0 – 15'0 -Individually metered, 200amp panel with 100amp main breaker up to 6,000 square feet, 120/208 volt, 3-phase, 42 circuit sub panel -Install conduit for power wiring to a junction box at front sign location -Power wiring to hot water heater, water fountain and heat pumps -Exhaust fan/light combo with switch in restroom(s) -Duplex outlets spaced at 20'0 on center along perimeter walls -2'x4', 4-tube fluorescent surface-mount fixtures with acrylic prismatic lenses, (1) per 100 square feet -Install (1) 2" conduit with pull string for tenant's phone and fire alarm at rear of space -Install main fire alarm system panel to accommodate tenant supplied wiring and devices -Install duct smoke detectors where required by code

        This build out will help us tremendously by cutting our start-up cost down by a lot. Also, the rent they propose is very reasonable, and does not inflate more than 670 dollars over the 15-year term. This will set us up for success. With the knowledge, creativity, and experience of David Collins at the helm of this brewery we can guarantee that our beer will be the best in town. We believe that these numbers are very modest for what we are planning to do. Our brewery will be a Syracuse staple. We are very excited to get moving on this project and can not wait for the work ahead. Thank you very much for your time. We look forward to working with you.

_____


SHOE CRAFT ROAD
IRON PIER DRIVE
SALT SHED DRIVE
VAN RENSSELAER STREET
TENANT LOCATION
KEY PLAN
IRON PIER ALLEY
IRON PIER DRIVE
VAN RENSSELAER STREET
LEASE OUTLINE DRAWING
SIGNAGE
PARTIAL ELEVATION - NORTH
IRON PIER DRIVE
PARTIAL ELEVATION - WEST
VAN RENSSELAER STREET
COR
COMPANIES
BULLFINCH BREWPUB
SUITE 101
LOD

As you can see, suite 101 will be our location. We are also working with the Onondaga Historical Society to put in a "Brewseum". This will be a Brewery Museum dedicated to the rich history of brewing in and around Syracuse, New York. The OHS already has many artifacts including a 12-foot-tall Zinc statue of Gambrinus the God of beer and brewing. This is one of 5 in the world that have been restored and will be a center piece in our brewery.

As displayed above, our lease is very appealing and should set us up for long term success. We look forward to working with Pathfinder Bank for our initial loan and to working with COR for a long time moving forward. This will be an exciting project and we can not wait to get started.

Thank you for your time.

Here is a list of some of the beers David Collins has made-

Pilsners
- Gordon Biersch Czech
- Hallertau Blanc hopped Czech
- Resurgence Czech
- Pineapple Pilsner

Marzen (GB)
GB Octoberfest
Resurgence Octoberfest beer (Written up in Draft Magazine)
Hoptoberfest
Schwarz (GB)
- NY Schwarz

Hefeweizen (Resurgence and GB)
- Melon Hefe
- Grapefruit Peel Hefe
- Lemon Hefe
- Chocolate banana Hefe

Golden Export (GB)
Pale Ales
- Dave's Extra Pale
- New Zealand Hopped Pale
- Gnome Buddy loves You Belgian Pale Ale

IPA's
- Citmo
- Cosmic Truth
- Head In The Clouds (Won a bronze at an all NY Brewfest TapNY)
- Sauv Blanc White Wine Barrel aged Head in the Clouds
- Resurgence IPA
- R&D 1 through 15
- Black Rye IPA
- Belgian IPA
- Passionfruit Yuzu IPA
- The Thaw Spring IPA
- Equinox IPA
- Pac Gem IPA
- Postponed IPA
- ConeHead IPA
- Throwback IPA
- Imperial Red IPA
- Hijacked IPA
- Galaxy Session IPA
- Milkshake IPA
- Blood Orange IPA

- Zymoco IPA
- Mango IPA
- Blackberry White IPA
- DDH Sour IPA
- Black IPA with Raspberry
- Pina Colada Milkshake IPA
- Zythos IPA
- Citmorillo IPA
- Collab with Old First Ward "Re-Warding IPA"
- Lemon Drop IPA
- Juicy Jellybean IPA
- Red Belgian IPA
- Vacation IPA
- Tropical IPA
- Collective Arts Collab IPA
- Brett IPA
- Blueberry IPA
- Summer Roadtrip IPA
- Strawberry IPA
- Coconut IPA
- Warhead IPA
- Black Coffee IPA
- Experimental Hop 646 IPA
- Collab with Indie Ale house DIPA "Hestu's Gift"
- India Pale Lager

Lime Berliner Weiss
Berliner Weiss
Summer Saison
Cucumber Saison
Hibiscus Saison
Farmhouse Saison
Huell Melon Hopped Saison
Blood Orange Saison
Smoked Cider Saison
Autumn Saison
Short Stop Saison
2nd Anniversary Imperial Blood Orange Saison
Belgian Blonde
Imperial Saison with Tarragon and Lime
Imperial Wit beer Mash Tun Time Machine
Gin Barrel Aged Imperial Wit
Wit Biers
- Loganberry
- Imperial Loganberry Wit "Iron Flamingo"
- Kiwi Wit

- Sour Cherry Wit
- Strawberry Wit
- Coriander and Orange Peel

Flemish Red
Red wine barrel aged Flemish Red
White Wine barrel aged kettle sour
Ancient German Kottbusser Ale
Kolsch Dry hopped with Skittles called "Taste the Rainbrau"
Clementine Kolsch
Rye Dunkleweiss
Tequila Barrel aged lime Gose
Gose
- Lime
- Plum
- Moscow Mule Sour
- Mango Gose
- Corriander and Orange/Lemon peel
- Peach

Black Currant Kettle Sour
Imperial Cherry Kettle Sour
Sponge candy Stout
Imperial Sponge Candy Stout
Imperial Milk Stout
Chipotle Cinnamon Stout
Coconut Caramel Stout
Blonde Stout
Mint Chocolate Stout
Black Russian Stout
Southern Breakfast Stout
Totes McOats Oatmeal Stout
Bourbon Barrel Aged Sponge candy stout 2015, 2016, 2017, 2018
Ice Boom Bock
Chipotle Bock
German Alt Beir
Honey Brown Ale
Peanut butter Porter
Snicker's Porter
Sundae Fundae Brownie Sundae Stout
Orange Chocolate Stout
Coffee Porter
Coconut Porter
Marshmellow Porter
Vanilla Cappuccino Pumpkin Ale
Pumpkin Ale
Imperial Pumpkin Ale

Irish Breakfast
Imperial Irish Breakfast Ale
Bourbon barrel aged Imperial Irish Breakfast Ale
Smoked Irish Red
Belgian Winter ale
Belgian Quad
Mesquite Belgian Brown
Barley Wine
Biere De Noel
WNY harvest Ale

No Doubt I have forgotten some, but this is a pretty solid list.